Via EDGAR

January 15, 2014

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    SEC Comment Letter December 16, 2013 regarding Dynex Capital, Inc.
Form 10-K for the year ended December 31, 2012 filed March 8, 2013
File No. 001-09819

Dear Mr. Woody:

As requested, we are responding to the comments included in your letter to us dated December 16, 2013. For your reference, we have included each of your comments in this letter in italics followed by our response to the comment.

For purposes of this letter, the “Company” refers to Dynex Capital, Inc. and its consolidated subsidiaries.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2012

Liquidity and Capital Resources

Repurchase Agreements, pages 51 - 53

1.
In future periodic filings, please expand your MD&A discussion to include a table showing the average amount of repurchase transactions outstanding during each quarter of the periods presented and the amount of the repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain the causes and business reasons. Also, discuss the maximum balance at any month-end.

The Company acknowledges the Staff's comment.

In its future filings, the Company will provide the average balance of repurchase transactions during each quarter for the periods presented and the amount of repurchase transactions outstanding as of the end of each of those quarters and the maximum balance outstanding at each month-end for the periods being presented. To the extent necessary, the Company will include a discussion of significant variations between the average level of these transactions and the amounts outstanding at the end of each quarter and a discussion of month-to-month variances on the amount of repurchase transactions outstanding.

Contractual Obligations, pages 54 - 55

2.
We note your contractual obligations table excludes interests on the related obligations. In future periodic filings please disclose your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary. Reference is made to footnote 46 of SEC Interpretive Release 33-8350 “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations”.

The Company acknowledges the Staff's comment.

The interest payable on the long-term borrowings disclosed in the contractual obligations table was insignificant. In future filings, if interest is excluded from the table due to its immateriality, the Company will state that in the disclosure accompanying the contractual obligations table.

Consolidated Statements Of Income, page F-6

3.
We note that you have included dividends declared per share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the Accounting Standards Codification (ASC).

The Company acknowledges the Staff's comment.

Upon review of paragraph 260-10-45-5 of the ASC, the Company does not believe that dividends declared should be disclosed on the face of its Consolidated Statements of Operations in the Company's annual reports on Form 10-K.

Note 1 - Summary of Significant Accounting Policies

Investments, page F-11

4.
Please tell us and expand your disclosures to discuss in detail your accounting policy for determining how your securities meet the criteria to be accounted for under ASC Topic 320-10 versus 325-40. Your expanded disclosures, and response, should address the following:

•	Evaluation process for securities purchased at par versus at a substantial discount.

•
Use of ratings in determining the appropriate accounting and methodology for the final ratings utilized when multiple ratings are available. Please note that securities with a rating below AA at acquisition should be accounted for under the guidance outlined in ASC Topic 325-40.

•
For securities with split ratings (i.e. one below AA and others above AA), please describe the analysis (i.e. highest, lowest, average, or most recent) performed in determining the appropriate rating. Your response should address split rating scenarios where you defer to a higher rating. In these situations, please describe the rationale and factors considered in determining that the higher rating is more appropriate.

The Company acknowledges the Staff's comment.

The Company' invests in mortgage-backed securities ("MBS") for which the payment of principal and interest is guaranteed by a U.S. Government Agency ("Agency MBS"). These securities are of "high credit quality" and are accounted for in accordance with ASC Topic 320-10.

The Company also invests in MBS that are not guaranteed by a U.S. Government Agency ("non-Agency MBS"). Approximately half of the Company's non-Agency MBS are rated AA or better and are deemed to be of "high credit quality." These "high credit quality" non-Agency MBS are accounted for under ASC Topic 320-10. Non-Agency MBS that are rated lower than AA at acquisition or are purchased at substantial discounts to their par values are accounted for in accordance with ASC Topic 325-40. In the event a security is rated by multiple national rating agencies with at least one rating below AA and others above AA, the Company uses the lower rating and accounts for the security under ASC Topic 325-40.

The Company will enhance its disclosures regarding Significant Accounting Policies related to investments as outlined in our above response.

5.	We note you use third party pricing services and broker quotes to price your securities. Please tell us and revise MD&A disclosures in future filings to address the following areas:

•	The number of quotes or prices you generally obtain per instrument, and if you obtain multiple prices, how you determine the ultimate value you use within your financial statements.

•	Whether and if so, how and why, you adjusted prices or quotes you obtained from pricing services and brokers.

•
The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

•	Whether the broker quotes are binding or non-binding

•
Describe any procedures you perform to validate the prices you obtain to ensure the fair value determination and its categorization within the fair value hierarchy is consistent with Topic 820 of the Accounting Standards Codification.

The Company acknowledges the Staff's comment and will expand its disclosures regarding its policy and methodology for pricing its securities in future periodic filings consistent with the following response.

The Company generally receives three to six values from various pricing services and brokers for each of its securities. The Company does not adjust the prices that it receives, but, for securities on which it receives five or more prices, the high and low prices are excluded from the calculation of the average price. The prices for each security are also reviewed to identify any security for which there is significant variation in the prices the Company received. The prices for any such security are reviewed to determine whether they represent data points that should be excluded from the calculation of the average price. These prices are also evaluated in relation to the Company’s internal prices, which are based on observable market rates and spreads. The decision to exclude any price from use in the calculation of the value used in the Company's financial statements is reviewed and approved by management independent of the preparation of the pricing. The average of the remaining prices received is used for the values included in the Company's financial statements.

Prices obtained from brokers are not binding on either the broker or the Company. The Company evaluates the prices it receives from both brokers and pricing services by comparing those prices to actual purchase and sale transactions, the Company's internally modeled prices that are calculated based on market observable rates and credit spreads, and the prices the Company's borrowing counterparties use in financing the Company's securities. If the price of a security is obtained from quoted prices for similar instruments or model-derived valuations whose inputs are observable, the security is classified as a level 2 security.  If the inputs are unobservable, the security would be classified as a level 3 security.

Note 11 - Shareholders’ Equity

6.	Please revise future periodic filings to disclose the tax status of distributions per common share pursuant to Rule 3-15(c) of Regulation S-X.

The Company acknowledges the Staff's comment. The Company will disclose the tax character of its distributions in the Notes to the Consolidated Financial Statements in future periodic filings.

Preferred Stock, page F-27

7.
Please revise your disclosures in future periodic filings to discuss the redemption provisions of the Series A Cumulative Redeemable Preferred Stock and your basis within GAAP for classifying the outstanding amounts in equity.

The Company acknowledges the Staff's comment. In its future filings, the Company will disclose the redemption provisions of its Series A Cumulative Redeemable Preferred Stock as well as its basis within GAAP for classifying the outstanding amounts in equity.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In you have any additional questions or comments, you may reach me at (804) 217-5837 or Jeffrey L. Childress, Controller, at (804) 217-5854.

Yours very truly,

/s/ Stephen J. Benedetti

Stephen J. Benedetti
Executive Vice President, Chief Operating
Officer and Chief Financial Officer